UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-21

Alabama National BanCorporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

010317105 (CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 010317105	13G	Page 1 of 4 Pages

1.	NAME OF REPORTING PERSON First American Bank
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

1,061,986
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

1,061,986*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,061,986*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.2%
12.	TYPE OF REPORTING PERSON

BK

*	First American Bank serves as trustee of the Charles Phillip McWane 2007 Grantor Retained Annuity Trust, which holds the 1,061,986 shares reported on this Schedule 13G. These shares also are reported on the Schedule 13G being filed jointly by C. Phillip McWane and G. Ruffner Page, Jr., as Mr. McWane also is a “beneficial owner” of these shares for purposes of Section 13(d).

CUSIP NO. 010317105	13G	Page 2 of 4 Pages

ANB SCHEDULE 13G

Item 1.	(a)	Name of Issuer:
Alabama National BanCorporation

	(b)	Address of Issuer’s Principal Executive Offices:
1927 First Avenue North
Birmingham, Alabama 35203

Item 2.	(a)	Name of Person Filing:
Incorporated by Reference from Item 1 of the Cover Pages.

	(b)	Address of Principal Business Office, or if None, Residence:
1927 First Avenue North
Birmingham, Alabama 35203

	(c)	Citizenship:
Incorporated by Reference from Item 4 of the Cover Pages.

	(d)	Title of Class of Securities:
Incorporated by Reference from the Cover Pages.

	(e)	CUSIP Number:
Incorporated by Reference from the Cover Pages.

Item 3.		If this Statement is filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(b) [x]

Item 4.		Ownership.

	(a)	Amount Beneficially Owned:
Incorporated by Reference from Item 9 of the Cover Pages.

	(b)	Percent of Class:
Incorporated by Reference from Item 11 of the Cover Pages.

	(c)	Number of Shares as to Which Such Person has:

(i) Sole Power to Vote or Direct the Vote.

CUSIP NO. 010317105	13G	Page 3 of 4 Pages

Incorporated by Reference from Item 5 of the Cover Pages.

(ii) Shared Power to Vote or to Direct the Vote.

Incorporated by Reference from Item 6 of the Cover Pages.

(iii) Sole Power to Dispose or to Direct the Disposition of.

Incorporated by Reference from Item 7 of the Cover Pages.

(iv) Shared Power to Dispose or to Direct the Disposition of.

Incorporated by Reference from Item 8 of the Cover Pages.

Item 5.	Ownership of Five Percent (5%) or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent (5%) on Behalf of Another Person.

With respect to the beneficial ownership reported for First American Bank, C. Phillip McWane has the right to receive certain dividends from, and certain proceeds from, the sale of Alabama National BanCorporation common stock held in the Charles Phillip McWane 2007 Grantor Retained Annuity Trust, for which First American Bank serves as trustee.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 010317105	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 13, 2008
Date

FIRST AMERICAN BANK

By:	/S/ JEFF SHADRICK
Name:	Jeff Shadrick
Title:	Vice President